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                       Securities and Exchange Commission
                                 Washington, DC

                                   Form U-6B-2
                           Certificate of Notification
                            Florida Power Corporation
                            410 S. Wilmington Street
                                Raleigh, NC 27602

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Florida Power Corporation (the "Corporation")

This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48, [Reg.Section 250.48, paragraph 36,621].

REQUIREMENTS:

1.   Type of the security or securities.

     Pollution Control Revenue Refunding Bonds

2.   Issue, renewal or guaranty.

     Issuance

3.   Principal amount of each security.

     Series 2002A - $108,550,000
     Series 2002B - $100,115,000
     Series 2002C - $32,200,000

4.   Rate of interest per annum of each security.

     The bonds of each series will initially bear interest at the auction rates set forth below:
     Series 2002A - 1.35% until 8-20-02
     Series 2002B - 1.40% until 7-24-02

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     Series 2002C - 1.35% until 8-13-02

     Thereafter, the bonds of each series will bear interest at an auction rate determined pursuant to certain auction procedures described in Appendix B to the Official Statement, dated July 9, 2002, that was distributed in connection with the issuance of the bonds.

5.   Date of issue, renewal or guaranty of each security.

     July 16, 2002

6.   If renewal of security, give date of original issue.

     N/A

7.   Date of maturity of each security.
         (In case of demand notes, indicate "on demand").

     Series 2002A - January 1, 2027
     Series 2002B - January 1, 2022
     Series 2002C - January 1, 2018

8.   Name of the person to whom each security was issued, renewed or guaranteed.

     JPMorgan Chase Bank, as Trustee

9.   Collateral given with each security, if any.

     Each series of bonds will initially be secured by a First Mortgage Bond issued by the Corporation under, and subject to the provisions of the corporation's mortgage. When substantially all of the Corporation's outstanding First Mortgage Bonds are retired, the payment obligations under each Loan Agreement will be evidenced by unsecured promissory notes issued by the Corporation and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation.

10.  Consideration received for each security.

     Cash

11.  Application of proceeds of each security.

     Proceeds will be used for the purpose of refunding four series of prior bonds that were previously issued in 1991 and in 1992 for the purposes of refinancing such prior series of pollution control, sewage and solid waste disposal facilities owned by the Corporation and located in Pinellas, Pasco and Citrus Counties, Florida.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.  The provision contained in the first sentence of Section 6(b)[_]

     b.  The provisions contained in the fourth sentence of Section 6(b)[_]

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       c.  The provisions contained in any rule of the Commission other than
           Rule U-48 [X]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding shall be considered as maturing in not more than nine months for the purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).

       N/A

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

       N/A

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 (Reg.
       Section 250.48, paragraph 36,621) designate the rule under which exemption is claimed.

       Rule 52(a)

                                                 Florida Power Corporation

                                                 By:  /s/ Thomas R. Sullivan
                                                      --------------------------
                                                          Thomas R. Sullivan
                                                              Treasurer

Date:  July 25, 2002